

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2013

Via e-mail

James W. Ketner
President/Chief Executive Officer
Galenfeha, Inc.
2705 Brown Trail, Suite 100
Bedford, Texas 76021

>   **Re: Galenfeha, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed September 19, 2013**
>   **File No. 333-188800**

Dear Mr. Ketner:

We have reviewed your registration statement and have the following comments.

Engineering Services, page four

1. We reissue comment five of our letter dated September 16, 2013. Current disclosure
    continues to imply that you have an established distribution network. Refer, for example,
    to the final sentence on page 15, under the heading "Marketing and Distribution" where
    you state that you will utilize "the established network of natural gas producers and a
    demonstrable prototype" to "expand [y]our reach throughout the US and globally."
    Please clarify that, as of the date of the prospectus, you do not have an established
    distribution network nor do you have a product that is operational and available to be
    distributed for commercial use.

Contract Engineering Services/Product Development, page 17

2. We note your response to comment 13 of our letter dated September 16, 2013. Please
    revise this section to discuss in greater detail your arrangement with Fleaux Services, as
    well as your expectations regarding when and in what manner this relationship may lead
    to revenues. You state that "[t]he arrangement is beneficial to both parties," but it is
    unclear from your current disclosure how Galenfeha benefits from the arrangement that
    you describe.

You may contact Tracey McKoy at (202) 551-3772 or Terence O'Brien at (202) 551-3555 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Via e-mail
        Michael Stolzar, Esq.